VEDDER PRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FACSIMILE: 312-609-5005

OFFICES IN CHICAGO, NEW YORK CITY, AND ROSELAND, NEW JERSEY

JOHN S. MARTEN
312-609-7753
jmarten@vedderprice.com

RECEIVED
2006 OCT 30 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 24, 2006

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

06017815

SUPPL

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Sincerely,

John S. Marten

PROCESSED
NOV 01 2006
THOMSON FINANCIAL

JSM/ect
Enclosures
cc: Kristin Rice
Mark L. Winget, Esq.

CHICAGO/#1385554.14

JLW 10/30

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Return of Allotment of Shares dated September 28, 2006
- Return of Allotment of Shares dated September 7, 2006
- Return of Allotment of Shares dated September 14, 2006
- Return of Allotment of Shares dated September 21, 2006
- Directors' report and Directors' declaration under the Australian Corporations Act
- Henderson Group plc – Record and payment dates - dated September 21, 2006
- Schedule 10 – Notification of Major Interests in Shares
- Update of number of securities quoted on ASX dated September 1, 2006
- Schedule 10 – Notification of Major Interests in Shares
- Schedule 10 – Notification of Major Interests in Shares
- Schedule 10 – Notification of Major Interests in Shares
- Update of number of securities quoted on ASX dated July 3, 2006
- Schedule 10 – Notification of Major Interests in Shares
- Schedule 10 – Notification of Major Interests in Shares
- Schedule 10 – Notification of Major Interests in Shares
- Schedule 10 – Notification of Major Interests in Shares

File No. 82-34758

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	44,284		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

RECEIVED 2006 OCT 30 P 1:21 OFFICE OF INTERNATIONAL CORPORATE FINANCE

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 2072534

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name THE PUBLIC	Class of shares allotted £0.10 Ordinary	Number allotted 44,284
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ Date ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

BLUEPRINT OneWorld

File No. 82-34758

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	67,815		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 2072534

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: THE PUBLIC Address: HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom UK postcode: HX1 2RG	Class of shares allotted: £0.10 Ordinary	Number allotted: 67,815
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ Date ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	18,588		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: THE PUBLIC	£0.10 Ordinary	18,588
Address: HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode: HX1 2RG		
Name		
Address		
UK postcode		
Name		
Address		
UK postcode		
Name		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ **Date** ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange

BLUEPRINT OneWorld

File No. 82-34758

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	63,876		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 2072534

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: THE PUBLIC	£0.10 Ordinary	63,876
Address: HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ **Date** ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

BLUEPRINT OneWorld

File No. 82-34758

Henderson Group plc

RECEIVED
2006 OCT 30 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Directors' report and Directors' declaration under the Australian Corporations Act

6 September 2006

Directors' report
The Board approved the financial results for the half year ended 30 June 2006 on 24 August 2006. These financial statements and notes are shown in the "Announcement of 2006 Interim Results" which was released to both the London and Australian stock exchanges on 25 August 2006. A review of Henderson Group plc's operations and financial statements and notes are shown on pages 2 to 29 of the "Announcement of 2006 Interim Results". The Directors in the relevant half year were Rupert Pennant-Rea, Gerald Aherne, Duncan Ferguson, Anthony Hotson, John Roques, Roger Yates and Toby Hiscock.

Directors' declaration
In the opinion of the Directors:

- the financial statements and notes of the consolidated Group set out on pages 11 to 29:
  - give a true and fair view (as set out in section 305 of the Australian Corporations Act 2001) of the consolidated Group's financial position as at 30 June 2006 and of its performance for the half year ended on that date; and
  - have been prepared in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed; and
- there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Further information:
Wendy King
Deputy Company Secretary
wendy.king@henderson.com
+44 20 7818 4233

Notes to editors:
The ASX requested that the Company make this declaration. This has no effect on the validity of the 2006 half-year results released on 25 August 2006.

Henderson Group plc

Record and payment dates

21 September 2006

Henderson Group plc wishes to confirm the timetable for its upcoming dividend and proposed Return of Cash to shareholders.

The Directors declared a dividend in respect of the six months ended 30 June 2006 of 0.88 pence* per ordinary share. The dividend will be paid on shares held on the Record Date before any cancellation of shares associated with the proposed Return of Cash.

Under the Return of Cash, which is subject to UK Court approval, all shareholders will have 22 shares cancelled for every 100 shares held on the Record Date and in return receive a cash payment of 78 pence* per ordinary share cancelled.

The timetable is as follows:

Court hearing to confirm the cancellation of ordinary shares and share premium account needed for the Return of Cash	4 October
Last date for processing requests by CDI holders to convert CDIs into ordinary shares or by ordinary shareholders to convert ordinary shares into CDIs before the payment of dividend and Return of Cash	6 October
CDIs commence trading on the ASX on an ex-dividend and ex-Return of Cash/deferred settlement basis	9 October
Ordinary shares commence trading on the LSE on an ex-dividend basis	11 October
Record Date for dividend and Return of Cash, share cancellation takes effect	13 October
CREST accounts adjusted to reflect remaining ordinary shares	16 October
Ordinary shares commence trading on the LSE on an ex-Return of Cash basis	16 October
Processing recommences for requests by CDI holders to convert CDIs into ordinary shares and by ordinary shareholders to convert ordinary shares into CDIs	16 October
Dividend and Return of Cash payments	24 October
Commencement of normal trading of CDIs on the ASX	25 October

*For holders of CHESS Depositary Interests (CDIs), the A$ or the NZ$ equivalent will be confirmed on the Record Date.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

For further information:

www.henderson.com or

Mav Wynn
Head of Investor Relations
mav.wynn@henderson.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

HENDERSON GROUP PLC

2. Name of shareholder having a major interest

DEUTSCHE BANK AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

DEUTSCHE BANK AG AND ITS SUBSIDIARY COMPANIES

5. Number of shares / amount of stock acquired

NOT NOTIFIED

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

NOT NOTIFIED

8. Percentage of issued class

-

9. Class of security

ORDINARY SHARES

10. Date of transaction

-

11. Date company informed

1 SEPTEMBER 2006

12. Total holding following this notification

43,681,975

13. Total percentage holding of issued class following this notification

3.78%

14. Any additional information

-

15. Name of contact and telephone number for queries

Mrs W J King - 020 7818 4233

16. Name and signature of authorised company official responsible for making this notification

Mrs W J King - Deputy Company Secretary

Date of notification

1 SEPTEMBER 2006

File No. 82-34758

Henderson Group plc

Update of number of securities quoted on ASX

1 September 2006

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers from the CDI register during August 2006.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	650,678,959 At 31 July 2006 (215,029) Net transfers 650,463,930 At 31 August 2006
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during August 2006

8 Number and +class of all +securities quoted on ASX (*including* the +securities in clause 2 if applicable)

Number	+Class
650,463,930	CDIs

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,155,262,021	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 September 2006...........
(~~Director~~/Deputy Company secretary)

Print name: Wendy King

== == == == ==

+ See chapter 19 for defined terms.

File No. 82-34758

RECEIVED
2005 OCT 30 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

HENDERSON GROUP PLC

2. Name of shareholder having a major interest

DEUTSCHE BANK AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

DEUTSCHE BANK AG AND ITS SUBSIDIARY COMPANIES

5. Number of shares / amount of stock acquired

NOT NOTIFIED

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

NOT NOTIFIED

8. Percentage of issued class

-

9. Class of security

ORDINARY SHARES

10. Date of transaction

-

11. Date company informed

21 SEPTEMBER 2006

12. Total holding following this notification

No longer has a disclosable interest.

13. Total percentage holding of issued class following this notification

-

14. Any additional information

-

15. Name of contact and telephone number for queries

Mrs W J King - 020 7818 4233

16. Name and signature of authorised company official responsible for making this notification

Mrs W J King - Deputy Company Secretary

Date of notification

21 SEPTEMBER 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

HENDERSON GROUP PLC

2. Name of shareholder having a major interest

DEUTSCHE BANK AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

DEUTSCHE BANK AG AND ITS SUBSIDIARY COMPANIES

5. Number of shares / amount of stock acquired

NOT NOTIFIED

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

NOT NOTIFIED

8. Percentage of issued class

-

9. Class of security

ORDINARY SHARES

10. Date of transaction

-

11. Date company informed

22 SEPTEMBER 2006

12. Total holding following this notification

37,634,487

13. Total percentage holding of issued class following this notification

3.26%

14. Any additional information

15. Name of contact and telephone number for queries

Mrs W J King - 020 7818 4233

16. Name and signature of authorised company official responsible for making this notification

Mrs W J King - Deputy Company Secretary

Date of notification

22 SEPTEMBER 2006

File No. 82-34758

Henderson Group plc

RECEIVED
2006 OCT 30 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Update of number of securities quoted on ASX

3 July 2006

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers to the CDI register during June 2006.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	626,202,387 At 31 May 2006 19,035,343 Net transfers 645,237,730 At 30 June 2006
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during June 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
645,237,730	CDIs

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,155,140,983	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 July 2006...........
(~~Director~~/Deputy Company secretary)

Print name: Wendy King

== == == == ==

+ See chapter 19 for defined terms.

File No. 82-34758

RECEIVED
2006 OCT 30 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

HENDERSON GROUP PLC

2. Name of shareholder having a major interest

DEUTSCHE BANK AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

DEUTSCHE BANK AG AND ITS SUBSIDIARY COMPANIES

5. Number of shares / amount of stock acquired

NOT NOTIFIED

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

NOT NOTIFIED

8. Percentage of issued class

-

9. Class of security

ORDINARY SHARES

10. Date of transaction

-

11. Date company informed

29 SEPTEMBER 2006

12. Total holding following this notification

NOT NOTIFIED

13. Total percentage holding of issued class following this notification

NO LONGER HAS A DISCLOSABLE INTEREST

14. Any additional information

-

15. Name of contact and telephone number for queries

MRS W J KING - 020 7818 4233

16. Name and signature of authorised company official responsible for making this notification

MRS W J KING – DEPUTY COMPANY SECRETARY

Date of notification

29 SEPTEMBER 2006

File No. 82-34758

RECEIVED

2006 OCT 30 P 1:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Henderson Group plc

29 September 2006

Attached is a notification which was required to be announced under London Stock Exchange Listing Rules.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

HENDERSON GROUP PLC

2. Name of shareholder having a major interest

DEUTSCHE BANK AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

DEUTSCHE BANK AG AND ITS SUBSIDIARY COMPANIES

5. Number of shares / amount of stock acquired

NOT NOTIFIED

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

NOT NOTIFIED

8. Percentage of issued class

-

9. Class of security

ORDINARY SHARES

10. Date of transaction

-

11. Date company informed

29 SEPTEMBER 2006

12. Total holding following this notification

NOT NOTIFIED

13. Total percentage holding of issued class following this notification

NO LONGER HAS A DISCLOSABLE INTEREST

14. Any additional information

-

15. Name of contact and telephone number for queries

MRS W J KING - 020 7818 4233

16. Name and signature of authorised company official responsible for making this notification

MRS W J KING – DEPUTY COMPANY SECRETARY

Date of notification

29 SEPTEMBER 2006

Henderson Group plc

1 September 2006

Attached is a notification which was required to be announced under London Stock Exchange Listing Rules.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

HENDERSON GROUP PLC

2. Name of shareholder having a major interest

DEUTSCHE BANK AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

DEUTSCHE BANK AG AND ITS SUBSIDIARY COMPANIES

5. Number of shares / amount of stock acquired

NOT NOTIFIED

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

NOT NOTIFIED

8. Percentage of issued class

-

9. Class of security

ORDINARY SHARES

10. Date of transaction

-

11. Date company informed

1 SEPTEMBER 2006

12. Total holding following this notification

43,681,975

13. Total percentage holding of issued class following this notification

3.78%

14. Any additional information

-

15. Name of contact and telephone number for queries

Mrs W J King - 020 7818 4233

16. Name and signature of authorised company official responsible for making this notification

Mrs W J King - Deputy Company Secretary

Date of notification

1 SEPTEMBER 2006

File No. 82-34758

Henderson Group plc

21 September 2006

Attached is a notification which was required to be announced under London Stock Exchange Listing Rules.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

HENDERSON GROUP PLC

2. Name of shareholder having a major interest

DEUTSCHE BANK AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

DEUTSCHE BANK AG AND ITS SUBSIDIARY COMPANIES

5. Number of shares / amount of stock acquired

NOT NOTIFIED

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

NOT NOTIFIED

8. Percentage of issued class

-

9. Class of security

ORDINARY SHARES

10. Date of transaction

-

11. Date company informed

21 SEPTEMBER 2006

12. Total holding following this notification

No longer has a disclosable interest.

13. Total percentage holding of issued class following this notification

-

14. Any additional information

-

15. Name of contact and telephone number for queries

Mrs W J King - 020 7818 4233

16. Name and signature of authorised company official responsible for making this notification

Mrs W J King - Deputy Company Secretary

Date of notification

21 SEPTEMBER 2006

Henderson Group plc

22 September 2006

Attached is a notification which was required to be announced under London Stock Exchange Listing Rules.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

HENDERSON GROUP PLC

2. Name of shareholder having a major interest

DEUTSCHE BANK AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

DEUTSCHE BANK AG AND ITS SUBSIDIARY COMPANIES

5. Number of shares / amount of stock acquired

NOT NOTIFIED

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

NOT NOTIFIED

8. Percentage of issued class

-

9. Class of security

ORDINARY SHARES

10. Date of transaction

-

11. Date company informed

22 SEPTEMBER 2006

12. Total holding following this notification

37,634,487

13. Total percentage holding of issued class following this notification

3.26%

14. Any additional information

-

15. Name of contact and telephone number for queries

Mrs W J King - 020 7818 4233

16. Name and signature of authorised company official responsible for making this notification

Mrs W J King - Deputy Company Secretary

Date of notification

22 SEPTEMBER 2006